Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

THE CERTIFICATE OF INCORPORATION

OF

HYPERSCALE DATA, INC.

Hyperscale Data, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies that the amendment set forth below to the Corporation’s Certificate of Incorporation (as amended, the “Certificate”) was duly adopted in accordance with sections 141 and 242 of the Delaware General Corporation Law (the “DGCL”) by the board of directors (the “Board”) of the Corporation on April 17, 2024, approved by a vote of the stockholders of the Corporation on June 28, 2024, the delegation of authority by a special committee (the “Committee”) of the Board to set the ratio of the ratio of the reverse stock split (the “Reverse Split”) was approved by the Board on October 24, 2024 and further adopted by the Committee on November 8, 2024:

RESOLVED, that Article IV Section 2 of the Certificate is hereby amended and restated to read as follows:

(h)       Reverse Stock Split. As of the effective time and date of 11:59 PM ET on Friday, November 22, 2024 (the “Effective Time”), each thirty-five (35) outstanding shares of Class A Common Stock (the “Old Common Stock”) shall be split and converted into one (1) share of Class A Common Stock (the “New Common Stock”). This Reverse Split of the outstanding shares of Class A Common Stock shall not affect the total number of shares of capital stock, including the Class A Common Stock, that the Company is authorized to issue, which shall remain as set forth under the heading “Authorized Shares” of this Article IV.

The Reverse Split shall occur without any further action on the part of the Corporation or the holders of shares of New Common Stock and whether or not certificates representing such holders’ shares prior to the Reverse Split are surrendered for cancellation. No fractional interest in a share of New Common Stock shall be deliverable upon the Reverse Split. Holders who would otherwise hold fractional shares of New Common Stock will be entitled to receive a cash payment (without interest and subject to applicable withholding taxes) in lieu of such fractional shares, on the basis of prevailing market prices of the Common Stock at the time of sale. After the Reverse Split, a holder will have no further interest in the Corporation with respect to its fractional share interest, and persons otherwise entitled to a fractional share will not have any voting, dividend or other rights with respect thereto except the right to receive the aforementioned cash payment. All references to “Common Stock” in these Articles shall be to the New Common Stock.

The Reverse Split will be effectuated on a stockholder-by-stockholder (as opposed to certificate-by-certificate) basis. Certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Common Stock shall, after the Effective Time, represent a number of shares equal to the same number of shares of New Common Stock as is reflected on the face of such certificates, divided by thirty-five (subject to the treatment of fractional shares described above). The Corporation shall not be obligated to issue new certificates evidencing the shares of New Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

RESOLVED, that the language under Article IV Section 1, 3 and 4 shall not be amended in any way;

RESOLVED, that the foregoing amendment has been duly adopted in accordance with the provisions of Section 242(d)(2) of the DGCL by the vote of a majority of the shares of capital stock present in person or by proxy and entitled to vote thereon.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of November 20, 2024.

By:	/s/ Henry Nisser
Henry Nisser
President